Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Virtualities, Inc.
Virtualities, Inc. C/O Kiln 26 S. Rio Grande St. St # 2072
Salt Lake City, UT 84101
https://www.valvr.com

Up to $1,059,598.80 in Non-Voting Preferred Stock at $1.20
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Virtualities, Inc.
Address: Virtualities, Inc. C/O Kiln 26 S. Rio Grande St. St # 2072, Salt Lake City, UT 84101
State of Incorporation: DE
Date Incorporated: January 08, 2018

Terms:

Equity

Offering Minimum: $9,999.60 | 8,333 shares of Non-Voting Preferred Stock
Offering Maximum: $1,059,598.80 | 882,999 shares of Non-Voting Preferred Stock
Type of Security Offered: Non-Voting Preferred Stock
Purchase Price of Security Offered: $1.20
Minimum Investment Amount (per investor): $120.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Upon the conversion of any Non-Voting Preferred Stock sold in this offering to Common Stock (as defined in the Amended and Restated Certificate of Incorporation of Virtualities, Inc., as amended), Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Common Stock, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Common Stock. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$120+

Free Game - VR esports Fan

A free game from any of the games from our game store, listing on the VAL website, and access to our exclusive investor channel on discord.

$300+

Free Game and Exclusive Access - VR esports enthusiast

Two free games from any of the games from our game store, listing on the VAL website, and access to our exclusive investor channel on discord.

$500+

Free Game - VR esports recruit package

Three free games from any of the games from our game store, a VAL esports jersey, listing on the VAL website, and access to our exclusive investor channel on discord + alpha access to our tournament software.

$1000+

VR esports LAN pro package

Video call with CEO + 2% share bonus, LAN esports party invitation in Salt Lake City, a VAL esports jersey, listing on the VAL website, and access to our exclusive investor channel on discord + 3 free games from our game store + alpha access to our tournament software.

$5000+

VR esports LAN Champion Package

LAN esports party invitation in Salt Lake City + 5% share bonus, a Quest 2*, a custom VAL faceplate quest 2, a VAL esports jersey, listing on the VAL website, and access to our exclusive investor channel on discord, and $200 store credit on our game store + alpha access to our tournament software. *or equivalent purchase value amazon gift card depending on shipping/country/regulations.

$10000+

VR esports LAN VIP Package

2 days free hotel stay in Salt Lake City for VAL LAN esports party + 10% share bonus, A custom VAL faceplate for a quest 2, a Quest 2*, a VAL esports jersey, listing on the VAL website, and access to our exclusive investor channel on discord, and $250 store credit on our game store + alpha access to our tournament software. *or equivalent purchase value amazon gift card depending on shipping/country/regulations.

*All perks occur when the offering is completed.

**All physical shipped in the US only. In lieu of of international shipping of the quest 2, esports jerseys, and faceplate VAL will offer equivalent cash value Amazon Gift cards.

The 10% StartEngine Owners' Bonus

Virtualities, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.20 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Virtualities, Inc. (dba Virtual Athletics League) is a C-corporation organized under the laws of Utah and is an esports operator. We run tournaments for VR games remotely and worldwide on a variety of VR games. We accomplish this by working with VR content creators on platforms such as youtube and tiktok. We also do general marketing services for game developers by working with content creators including in the traditional mobile and 2d space.

We run the VR summer and winter games, which are twice a year events which have a large number VR tournaments, fun contests, and giveaways.

Competitors and Industry

We are traditionally an esports operator. Our competitors include large esports operators like ESL Gaming. We also provide marketing services to game developers by connecting them with tiktok and youtube creators.

Our competitors in this industry include older established tournament operators like ESL as well as some VR community leagues. In the marketing space we compete against other gaming marketing agencies like Viral Nation.

However, we are number one in this space in terms of the number of VR gaming studios we work with. We also make some custom software including a VR focused game store and tournament operations software.

In the game store space our business model competes with Humble Bundle and other discount and event based key retailers.

The Company has several major competitors in the esports and game marketing agency market. Some of the top competitors in our industry include: ESL as well as Viral Nation. ESL is the industry leader and the Company's primary competition in the esports industry. Viral Nation also owns significant creator market share and works with some of the largest VR creators. While we have no direct competitors of similar size or significant revenue generating in vr esports, there are multiple community and volunteer leagues that also compete with us directly in the vr esports space. ESL is currently valued at $1 billion. Despite the present competitive landscape, the Company stands out in the vr esports industry because we have more partnerships with VR gaming studios than anyone, work with more VR content creators than anyone else in the space, and have been working in this space as long or longer than anyone else in the industry.

Current Stage and Roadmap

We are post revenue and profitable. Our future roadmap includes scaling the league and expanding the work with content creators. We will also continue to make tournament software that enables us and community leagues to operate their own events. Our game store in the future also includes more robust content creator affiliate programs.

The Company's efforts for the next few years will be focused on increasing the market presence and users of our tournament software and game store, as well as producing more dedicated events like esports on-site events. We have several new features planned for the tournament software planned over the next 12 months, including stronger SDK integrations, better teams features, and increased features for our affiliate program on the game store.

The Team

Officers and Directors

Name: Ryan Ouzounian

Ryan Ouzounian's current primary role is with Eventus Solutions Group. Ryan Ouzounian currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Company Treasurer and Co-Founder
  Dates of Service: January 08, 2018 - Present
  Responsibilities: Overall administration and general company organization. In his current role, Ryan does not receive a salary.

- **Position:** Chief Information Officer
  Dates of Service: July 12, 2021 - Present
  Responsibilities: IT and security. In his current role as CIO, Ryan does not receive a salary.

Other business experience in the past three years:

- **Employer:** Eventus Solutions Group
  Title: Sr. Engineer

Dates of Service: August 01, 2020 - Present
Responsibilities: software implementation

Other business experience in the past three years:

- **Employer:** Artemis Health
  Title: Implementation Manager
  Dates of Service: August 23, 2019 - May 04, 2020
  Responsibilities: Worked directly with client's medical, prescription, financial and health/wellness data vendors, outlining required data layouts and reconciliation reporting. Managed resources from product & development and data managers in extracting, transforming and loading data to the Artemis platform.

Other business experience in the past three years:

- **Employer:** NICE inContact
  Title: Staff Implementation Manager
  Dates of Service: August 08, 2016 - August 23, 2019
  Responsibilities: Charged with implementing NICE inContact's ACD/IVR call center software in both pre & post sales environments. Consult with clients on call/contact center best practices, integrating client's business requirements to ensure proper utilization of product features and KPIs. Utilize BRDs and project plans to properly forecast the implementation process and ensuring alignment with shareholders expectations. Primary focus in consulting/implementing Personal Connection Dialer, including gathering integration requirements for CRMs. Emphasis on enterprise level projects, with MRCs in the range of 250K - 500K, with project life cycles of 8 months +

Name: Ryan Burningham

Ryan Burningham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Co-Founder and Director
  Dates of Service: January 08, 2018 - Present
  Responsibilities: Company organization and management. In his current role as CEO, Ryan does not receive a salary.

Other business experience in the past three years:

- **Employer:** Ivanti
  Title: Manager of Business Development
  Dates of Service: January 06, 2019 - October 02, 2020

Responsibilities: Leader of the business development teams and new business in the IT space.

Other business experience in the past three years:

- **Employer:** Instructure
  Title: Enterprise Business Development
  Dates of Service: January 08, 2019 - May 31, 2019
  Responsibilities: New business development in the enterprise for the Bridge product suite.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation

of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the gaming industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase

price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our val team software. Delays or cost overruns in the development of our val team software and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good

business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can

be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Virtualities, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Virtualities, Inc could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ryan Burningham	6,000,000	Common Stock	72.041%

The Company's Securities

The Company has authorized Common Stock, SAFEs, and Non-Voting Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 882,999 of Non-Voting Preferred Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,328,572 outstanding.

Voting Rights

One vote per share.

Material Rights

Equity Incentive Plan

The total amount outstanding includes 1,500,000 of shares to be issued pursant to stock options, reserved but unissued.

Dividends

The directors of the corporation, subject to any restrictions contained in (a) the Delaware General Corporation Law or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property, or in shares of the corporation's capital stock.

SAFEs

The security will convert into Preferred stock and the terms of the SAFEs are outlined below:

Amount outstanding: $70,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: None
Conversion Trigger: If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a

number of shares of Safe Preferred Stock equal to the Target Percentage (7%) of the Company Capitalization (on an as-converted to Common Stock basis), calculated as of immediately preceding the closing of the Equity Financing.

Material Rights

b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Target Percentage of the Liquidity Capitalization, calculated as of immediately prior to the Liquidity Event, if the Investor fails to select the cash option.

c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Convertible Securities (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c); provided, however, that the rights and obligations under Section 6 shall terminate immediately following the closing of the earliest to occur of an Equity Financing, a Liquidity Event or a Dissolution Event.

Non-Voting Preferred Stock

The amount of security authorized is 1,059,601 with a total of 0 outstanding.

Voting Rights

Holders of Non-Voting Preferred Stock are not entitled to a vote, however, they may convert into voting shares at the option of the holder. Please see Voting Rights of Securities Sold in this Offering Below for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering. Voting Proxy. Upon the conversion of any Non-Voting Preferred Stock sold in this offering to Common Stock (as defined in the Amended and Restated Certificate of Incorporation of Virtualities, Inc., as amended), Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Common Stock, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Common Stock. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends. In any calendar year, the holders of outstanding shares of Non-Voting Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors of the Corporation (the "Board"), out of any assets at the time legally available therefor, The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate) the holders of the Non-Voting Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Non-Voting Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Non-Voting Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Non-Voting Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Non-Voting Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Non Voting Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest applicable Non-Voting Preferred Stock dividend. The applicable "Original Issue Price" means (a) $1.20 per share of Series Seed Preferred subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred.

Preferential Payments to Holders of Non-Voting Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Non-Voting Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of each series of Non-Voting Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a pari passu basis among each other and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (1) one times the applicable Original Issue Price plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of the applicable series of Non-Voting Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amounts payable pursuant to this sentence are hereinafter referred to as the "Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Non-Voting Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Non-Voting Preferred Stock shall share ratably, on a pari passu basis, in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion Ratio. Each share of Non-Voting Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price" shall initially be equal to $1.20 per share of Non-Voting Series Seed Preferred Stock and the rate at which shares of Non-Voting Preferred Stock may be converted into shares of Common Stock shall be subject to adjustment as provided below.

Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Non-Voting Preferred Stock.

Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Non-Voting Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Non Voting Preferred Stock shall be rounded down to the nearest whole share.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $70,000.00
  Use of proceeds: company growth
  Date: February 12, 2018
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue: Revenues from 2021 compared to 2020 for VAL represent continued impacts of a transition from a business model based on a large percentage of revenues coming in through sales to consumers at a physical virtual reality arcade location to a business model based largely on remote marketing and tournament services to gaming studios in early 2020.

With the continuing maturity of Virtualities, Inc. In the field, net revenues increased to $317,807 in 2021 from $224,403 in 2020. This increase was driven by both fostering new relationships with the continued growth of studios in the VR space as well as building on previously developed relationships.

Cost of Revenue: Due to the nature of our business operations, Virtualities, Inc. has no costs of revenue (CoGs) related to our service activities.

Gross Margins: Due to having no CoGs, the gross margin for Virtualities is 1.00.

Expenses: Reflecting both the expansion of the Virtualities team to meet company needs and through working with an increasing number of VR studios to meet their marketing needs, total operating expenses increased to $373,929 in 2021 from $239,455. Driven by new internal hires related to finance, marketing, and esports segments of the business, Virtualities' General/Administrative expenses increased to $310,154 in 2021 from $203,683 in 2020. Marketing expenses also increased from $63,775 in 2021 to $35,772 in 2020 through our increased marketing work with studio partners.

Historical results and cash flows:

VAL's ongoing business operations reflect a continued developing of relationships with studios and content creators in the VR gaming environment after the company transitioned to a new business model in early 2020. Gross Profits have steadily increased with this transition with a 45.7% increase from 2019 to 2020 and a 32.5% increase from 2020 to 2021 YTD.

Although total expenses YTD 2021 increased 15.2% compared to the same period in 2020 driven largely by increased business relations with content creators, net operating income is up 331.9% YTD compared to the same period in 2020.

As VAL continues to expand in the VR environment and matures along with the partners we work with, we expect revenues to continue to grow into the future in a way not necessarily reflected in our early financials.

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because of our services model, existing pipeline of opportunities, and strong relationships with VR studios. Past cash was primarily generated through sales in a business-to-business model. Our goal is to maintain our fast revenue growth while increasing our bank account balances.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Virtualities, Inc. has available ~$200k in cash between two company bank accounts and a company PayPal account. Also available are multiple business credit cards through Silicon Valley Bank, American Express, and Brex.

$204,038.18 as of 4/13/2022

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds from this campaign will be used to expand the growth of the company at a quicker pace through expanding the team (ex. Addition of a CTO for the company) and expansion of operations (ex. Recent addition of VAL Uprising content creator management to business operations).

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, funds from this campaign are not necessary for the ongoing viability of Virtualities, Inc.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Raising the minimum amount in this raise will not significantly extend the company's ability to operate at the current burn rate. At our current burn rate including all expenses for the company, continued operations for the company extend 10-12 months taking into consideration current cash on hand and continued burn at the current rate with no additional revenues beyond contracts currently signed.

How long will you be able to operate the company if you raise your maximum funding goal?

The maximum amount possible to raise would only be used to slightly increase the runway for Virtualities as the company already has a healthy runway (10-12 months) currently. Instead, funds would be used to grow operations in a self-sustaining way.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Virtualities, Inc plans on moving on to raising capital through seed rounds and a series A round following our successful StartEngine raise

Indebtedness

- **Creditor:** Utah MicroLoan Fund
  Amount Owed: $4,656.00
  Interest Rate: 10.75%
  Maturity Date: March 15, 2022

- **Creditor:** US SBA
  Amount Owed: $399,900.00

Interest Rate: 3.75%
Maturity Date: October 06, 2051

- **Creditor:** UT Micro Loan
  Amount Owed: $4,159.00
  Interest Rate: 10.75%
  Maturity Date: March 15, 2022

Related Party Transactions

Valuation

Pre-Money Valuation: $9,994,286.40

Valuation Details:

VAL's pre-money valuation is based on a number of supporting factors:

Company revenues showing continued growth: 23.77% 2018-2019, 24.93% 2019-2020, 45.34% 2020-2021 YTD.

Growth of VR market from an estimated market value of $17.25b in 2020 to $188.66b in 2026, 48.7 CAGR over the period.

Source: https://www.prnewswire.com/news-releases/the-virtual-reality-vr-market-expected-to-exceed-180-billion-by-2026--at-a-cagr-of-48-7-301346187.html

The continued development of VR tournament management software that will enable VAL to host internal tournaments and liscence software to outside users.

The growth of Tik Tok services and the prominent position VR gaming has on that platform with both content creators and gamers that we interact with.

VAL's pre-money valuation is also supported by the backing of a previous investor in 2018. In 2018 Boost VC accepted VAL into their accelerator program. Boost VC has backed a number of similarly valued or higher valued companies of similar stage and industry. This includes Alta VR, YUR, FitXR, Sidequest, and others that have substantial valuations.

On the talent managment side, VAL is well positioned as a unique competitive advantage by having creators as advisors and represented by VAL.

VAL has the most VR studio contracts of any agency, touranment operator and marketing services company in the VR space including previous work for Ubisoft, Skydance interactive for the Walking Dead, and Meta.

The valuation is also based off of previous success with the VR arcade Virtualities which had generated significant press including an appearnace in techcruch. The success with the arcade led to the formation of Virtualities, Inc and subsequent investment from Boost VC.

Disclaimers.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $70,000.00 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  Operations funding will be used to support ongoing operations related to both tournament and marketing activities. This funding at the minimum funding goal will aid in the progressive expansions of the company into new areas of revenue generation.

If we raise the over allotment amount of $1,059,598.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  Marketing funds will be directed at two areas of focus. Primarily, marketing funds will be used to promote the visibility of VAL in the VR environment. Secondarily, marketing funds will be used in operations related to contracts with game publishers.

- *Research & Development*
  35.0%

R&D funds will be directed at the continued development of tournament management software. This software will enable VAL to both host in house tournaments and liscence the software for outside users in the VR space.

- *Company Employment*
  30.0%
  Employment related funds will be used primarily in attracting talent related to expansion of VAL into new areas of revenue development.

- *Operations*
  21.5%
  Operations funding will be used to support ongoing operations related to both tournament and marketing activities. This funding at the maximum funding goal will support VAL's major growth into new areas of revenue development.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.valvr.com (https://www.valvr.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/val

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Virtualities, Inc.

[See attached]

VIRTUALITIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Virtualities, Inc.

We have reviewed the accompanying financial statements of Virtualities, Inc., (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 11, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	299,799	$	9,166
Accounts receivable—net		12,262		-
Prepaids and other current assets		3,893		775
Total current assets		**315,954**		**9,941**
Total assets	**$**	**315,954**	**$**	**9,941**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	73	$	14,541
Deferred revenue		-		-
Current portion of Loan Payable		31,843		29,706
Shareholder loan		-		48,482
Other current liabilities		50		-
Total current liabilities		**31,966**		**92,729**
Long term debt less current maturities		377,577		17,426
SAFEs		70,000		70,000
Deferred Tax Liabilities		3,151		-
Total liabilities		**482,694**		**180,156**
STOCKHOLDERS EQUITY				
Common Stock		68		68
Additional Paid In Capital		(97,836)		(104,702)
Retained earnings/(Accumulated Deficit)		(68,973)		(65,581)
Total stockholders' equity		**(166,740)**		**(170,215)**
Total liabilities and stockholders' equity	**$**	**315,954**	**$**	**9,941**

See accompanying notes to financial statements.

VIRTUALITIES, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 317,807	$ 224,403
Cost of goods sold	-	-
Gross profit	317,807	224,403
Operating expenses		
General and administrative	310,154	203,683
Sales and marketing	63,775	35,772
Total operating expenses	373,929	239,455
Operating income/(loss)	(56,122)	(15,052)
Interest expense	8,208	10,913
Other Loss/(Income)	(63,834)	(4,129)
Income/(Loss) before provision for income taxes	(497)	(21,836)
Provision/(Benefit) for income taxes	(2)	-
Net income/(Net Loss)	**$ (495)**	**$ (21,836)**

See accompanying notes to financial statements.

VIRTUALITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	**6,828,572**	**$ 68**	**$ (104,702)**	**$ (43,744)**	**$ (148,378)**
Capital contribution			-		-
Net income/(loss)				(21,836)	(21,836)
Balance—December 31, 2020	6,828,572	68	(104,702)	$ (65,581)	**$ (170,215)**
Capital contribution			1,388.44		1,388
Shared-based Compensation			5,478		5,478
Prior year adjustment				(2,897)	(2,897)
Net income/(loss)				(495)	(495)
Balance—December 31, 2021	6,828,572	**$ 68**	**$ (97,836)**	**$ (68,973)**	**$ (166,740)**

See accompanying notes to financial statements.

VIRTUALITIES, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(495)	$	(21,836)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Shared-based compensation		5,478		
Prior year adjustment		(2,897)		
Changes in operating assets and liabilities:				
Accounts receivable		(12,262)		5,001
Prepaids and other current assets		(3,118)		(775)
Deferred revenue		-		(100,000)
Credit Cards		(14,468)		(10,037)
Other current liabilities		50		(558)
Deferred Tax Liabilities		3,151		(558)
Net cash provided/(used) by operating activities		**(24,561)**		**(128,206)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		1,388		
Borrowing on Loans and Notes		362,287		20,905
Repayment of Shareholder loan		(48,482)		
Borrowing on Shareholder loan				10,177
Net cash provided/(used) by financing activities		**315,194**		**31,082**
Change in cash		290,633		(97,123)
Cash—beginning of year		9,166		106,289
Cash—end of year	**$**	**299,799**	**$**	**9,166**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	8,208	$	10,913
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-	$	-
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Virtualities, Inc., was incorporated on January 2, 2018, in the state of Delaware. The financial statements of Virtualities, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Salt Lake City, Utah.

Virtualities, Inc. is an esports operator. We run tournaments for VR games remotely and worldwide on a variety of VR games. We accomplish this by working with VR content creators on platforms such as YouTube and Tiktok. We also provide general marketing services for game developers by working with content creators.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $49,799 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

Virtualities Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of marketing and tournament operations services for game developers. Developers pay the Company to market their VR e-sports, fitness, as well as a variety of other games, primarily in the VR space.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $63,775 and $35,772, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 11, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepayments	695	775
Prepaid Income Tax	1,799	
Other current asset	45	
Total Prepaids Expenses and other Current Assts	**$ 2,540**	**$ 775**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Sales Tax Payable	-	558
Other current liabilites	50	
Total Other Current Liabilities	**50**	**558**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares with par value of $0.00001. As of December 31, 2021, and December 31, 2020, 6,828,572 shares have been issued and are outstanding.

5. SHAREBASED COMPENSATION

During 2021, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	-	$ 0.00	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	-	$ -	-
Exercisable Options at December 31, 2020	-	$ -	-
Granted	554,167	$ 0.00	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2021	554,167	$ -	9.97
Exercisable Options at December 31, 2021	554,167	$ -	9.97

Stock option expenses for the years ended December 31, 2021, was $5,478.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP loan -Forgiven	$ 27,765	1.00%	4/20/2020	Forgiven						278	278	18,510	$ 9,255	27,765
SBA Loan	$ 400,000	3.75%	10/6/2021	4/12/2051	$ 7,498	$ 7,498	$ 23,028	$ 376,872	$ 399,900					
UT Micro Loan	$ 25,000	10.75%	4/15/2017	3/15/2022	$ 2,688	$ 2,688	$ 4,159	$ -	$ 4,159	2,688	2,688	6,540	$ 3,373	$ 9,913
UT Micro Loan	$ 4,159	10.75%	2/15/2017	3/15/2023	$ 447	$ 447	$ 4,656	$ 705	$ 5,361	1,016	1,016	4,656	$ 4,798	$ 9,454
Total					**$ 10,633**	**$ 10,633**	**$ 31,843**	**$ 377,577**	**$ 409,420**	**$ 3,981**	**$ 3,981**	**$ 29,706**	**$ 17,426**	**$ 47,132**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 31,843
2023	27,187
2024	23,028
2025	23,028
Thereafter	304,334
Total	**$ 409,420**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

			As of Year Ended December 31,	
SAFE(s)	**Target Percentage**	**Borrowing Period**	**2021**	**2020**
SAFE- Boost VC Fund 3, L.P.	7%	Fiscal Year 2018	$ 70,000	$ 70,000
Total SAFE(s)			**$ 70,000**	**$ 70,000**

If there is an Equity Financing before the expiration or termination of this instrument, the company will automatically issue to the investors a number of shares of SAFE Preferred Stock equal to the Target Percentage of Company Capitalization (on an as converted to Common Stock basis), calculated as of immediately preceding the closing of the Equity Financing. If there is a Liquidity Event before the expiration or termination of this instrument, the investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Target Percentage of the Liquidity Capitalization, calculated as of immediately prior to the Liquidity Event, if the investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the investor immediately prior to the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

7. INCOME TAXES

Income tax expenses (benefit) from continuing operations are as follows:

Current:		
Federal, state, and local	$	(1,799)
Foreign	$	-
Total	$	(1,799)
Deferred		
Federal, state, and local	$	(1,799)
Foreign	$	-
Total non-current expense (benefit)	$	(1,799)
Total	$	(3,599)

Total deferred tax assets and deferred tax liabilities were as follows:

Current		
Deferred Tax Assets	$	-
Deferred Tax Liabilities	$	(3,151)
Net current deferred tax asset	$	(3,151)

8. RELATED PARTY

During the past period, the Company received several loans from the CEO and the owner Ryan Burningham. The loans bear an interest rate from 5-20%. The total outstanding amount of the loan as of December 31, 2021, and as of December 31, 2020 amounted to $0 and $48,482, respectively.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through April 11, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Virtual Athletics League

Dedicated to bringing a competitive scene to your favorite VR games


Closing in 3 days

Website Salt Lake City, UT GAMING

$46,774 raised

72 Investors	$9.99M Valuation
$1.20 Price per Share	$120.00 Min. Investment
Preferred Shares Offered	Equity Offering Type
$1.06M Offering Max	3 Days Left

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Dedicated to bringing about the future of VR esports, Virtual Athletics League works with content creators across major social platforms to market VR titles and biannually hosts the largest collaborations between VR studios through the VR Summer and Winter Games.

Reasons to Invest

- VR and esports are both growing quickly. VAL is at the perfect intersection of the two.
- VAL has partnered with major game titles, including Beat Saber, Far Cry, The Walking Dead, and Creed. VAL has also worked with industry-leading companies such as HTC, HP, Ubisoft, and Meta.
- Through collaboration with creators on YouTube and TikTok, VAL has experienced rapid revenue growth - operating income has increased 300% since 2020.

WELCOME TO VAL!

Virtual Athletics League (VAL) has been at the forefront of VR since the start.

In 2018 we hosted the world's first official Beat Saber tournament across 24 countries and have since gone on to collaborate with more than 60 game studios. Our team has generated over **$969,000** in revenue since Jan 8th, 2018, by organizing tournaments, crafting strong marketing initiatives, and retailing game keys in the virtual reality space (source, source, source).

We are building one of the strongest creator teams in VR, with creators who have millions of combined followers represented by VAL.



At VAL, our goal is to build a sustainable VR ecosystem where developers have successful projects and players have access to both competitive and casual events.

Rewards

Get rewarded for investing more into Virtual Athletics League:

$120+ Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$120+ Investment

VR esports Fan

A free game from any of the games from our game store, listing on the VAL website, and access to our exclusive investor channel on discord.

$300+ Investment

VR esports enthusiast

Two free games from any of the games from our game store, listing on the VAL website, and access to our exclusive investor channel on discord.

$500+ Investment

VR esports recruit package

Three free games from any of the games from our game store, a VAL esports jersey, listing on the VAL website, and access to our exclusive investor channel on discord + alpha access to our tournament software.

$1,000+ Investment

VR esports LAN pro package

Video call with CEO + 2% share bonus, LAN


We Are The Largest VR Esports League Company In The World
based on revenue
$969,000
Revenue
60+
Game Studios
$100,000
Prize Pool Value

esports party invitation in Salt Lake City, a VAL esports jersey, listing on the VAL website, and access to our exclusive investor channel on discord + 3 free games from our game store + alpha access to ...

$5,000+
Investment
VR esports LAN Champion Package
LAN esports party invitation in Salt Lake City + 5% share bonus, a Quest 2*, a custom VAL faceplate quest 2, a VAL esports jersey, listing on the VAL website, and access to our exclusive investor channel on discord, and $200 store credit on our ...

$10,000+
Investment
VR esports LAN VIP Package
2 days free hotel stay in Salt Lake City for VAL LAN esports party + 10% share bonus, A custom VAL faceplate for a quest 2, a Quest 2*, a VAL esports jersey, listing on the VAL website, and access to our exclusive investor channel on discord, and ...

THE PROBLEM

Scaling Up For Demand

Portable and affordable virtual reality headsets have ushered in a new age of VR, leading to a massive spike in new players. However, this extended player base has found a need for larger-scale VR games and more competitive events. VR budgets remain small, and projects lacking funding often end up on the cutting room floor. Too many hidden gems never see mainstream success due to a lack of visibility.

In short, VR is struggling to keep up with the exponential growth of its player base. Some new VR players leave as they find the content and events to be lacking.


There Are More Esports Players Than Ever:
Global Esports Revenue Growth
$776.4M
Total Revenues
$957.5M
Total Revenues
$1059.3M
Total Revenues
$1598.2M
2018
2019
2020
2023
Monthly Headsets On Steam
4M
3M
2M
1M
May 2016
May 2021
However, there are still not enough events or games & developers are still taking risks in VR.

(source, source)

THE SOLUTION

What We Do

VAL creates a robust ecosystem for VR players and game developers alike by fulfilling multiple critical roles in the VR industry. We provide services like marketing campaigns to boost game launch visibility and host competitive esports tournaments to energize new and existing VR communities.

To date, we've awarded over **$100,000** in prize value to esports participants and amassed over 14 million views on YouTube and TikTok during the course of our marketing campaigns just in the last year on 2021 alone.



VR Esports Are Unique
Forbes: July 2020 by John Koetsier
VR Fitness Is Exercise Without Effort, According To Science
Plos One: Sep 2019 Stefan Carlo Michalski
Getting your game on: Using virtual reality to improve real table tennis skills



14 Million Views
on Youtube and TikTok

BUSINESS MODEL

VAL's current business model breaks down into three main categories:

- Marketing services to gaming studios.
  - VAL acts as an intermediary between gaming studios and content creators. Our extensive network within the influencer space allows us to connect studios with creators that can meet a studio's marketing needs and create innovative campaigns to drive sales, activity, and visibility.
- Tournament services.
  - VAL hosts esport tournaments for major VR titles, largely through our biannual Summer and Winter Games. Organizing these events, as well as smaller standalone tournaments, helps game developers activate their communities and attracts more game purchases.
- One Arena game key sales.
  - We provide a VR game key store to facilitate game sales for our partner studios. We hope to continue expanding this revenue stream as we advance to help niche titles escape the clutter of larger key retailing platforms. One Arena also ensures competitive VR esports titles have sustainable resources for prize pools in the future.

With funding, our future goals include moving into publishing as well. We have established relationships with some of the top VR gaming studios and know what to look for in potential titles. Our experience has taught us how to leverage funding in a way that maximizes visibility and, ultimately, the profitability of new projects. Our expertise would allow us to make strategic investments in promising studios that can bring more high-quality VR content to the public. Our initial focus would be VR esports and VR fitness titles.


VAL Business Model
Game Developers
come to us to promote new game releases and expand their community
Virtual Athletics League
helps game developers promote titles through our network of services
Game purchases
Active community
Wide coverage on new game releases
Our Services
Esports
tournaments are our main focus- we host events that reach players globally
Creator Marketing
is where we reach out to content creators to market new titles and events
Our Game Store
called One Arena sells virtual reality titles for different headsets
Publishing
is a future plan where we identify the next generation of virtual reality titles


We work in the developer ecosystem daily with 60+ studios to date.

THE MARKET

No More Growing Pains

People are looking for new and immersive ways to game, and VR fits that need. Between now and 2025, VR will remain the fastest-rising entertainment and media segment with revenues projected to rise at a 30.3% compound annual growth rate (CAGR) to $6.9 billion, according to a recent PwC report (page 15-16).

The VR category is projected to continue to grow, and we are ready to grow with it.


Global VR content revenues reached
$1.8 billion in 2020, up 31.7% from 2019

(source)

OUR TRACTION

Revenues Have Increased Every Year

In the last four years, we have reached a number of milestones:

- We received funding from Boost VC.
- We ran the first and only official worldwide Beat Saber tournament.
- We achieved $969,000 in cumulative revenue.
- We collaborated with over 60 game studios.
- We produced content with over 60 gaming creators.
- We delivered over $100,000 in prize value to participants.


Financial
VAL's Cumulative Revenue
$969,000
$1M
$900K
$800K
$700K
$600K
$500K
$400K
$300K
$200K
$100K
2018
2019
2020
2021

While we are not the only VR esports league, we have the best creator content team for any VR esports league, a game store and tournament software.


ONE ARENA
VR Summer Games 2021
One Arena Store and Tournament Software
Prototypes

*Images are computer generated demo versions. Product is still currently under development

WHY INVEST

Building on the Success

The goal of Virtual Athletics League has always been to become the centralized VR esports league of the future. However, we are taking careful and intentional steps to grow in a way that allows us to lay the foundation for the future of VR gaming as a whole.

With the funding raised from this campaign, we'll be seeking to

- Grow the size of our team.
- Improve upon our existing tournament and league infrastructure.
- Expand our current IP (One Arena and our tournament software).
- Start some publishing efforts around VR esports and fitness.
- Host more events, tournaments, and LAN's.

VAL is primed to excel for years to come. VR is expanding by the day, and we are the company that will help to accelerate and accommodate that growth.

Whether you are a VR enthusiast, curious about the space, or simply looking for a return on your investment, join us in creating the esports company of the present and the future.


VIRTUAL
ATHLETICS
LEAGUE

In the Press

VR FITNESS INSIDER   oculus   VIVE

SHOW MORE

Meet Our Team



Ryan Burningham

CEO, Co-Founder and Director

With a degree in international studies from the University of Utah, he managed two enterprise business development teams for Ivanti (500 million revenue company in the IT space) and set the all time sales records for Xant in the business development space, including sourcing over 2 million in revenue.

Ryan Burningham started Virtualities that became the highest rated VR arcade in the US in 2017 and appeared in techcrunch, venturebeat, and fortune.

He has been focused on the mission of a worldwide VR esports league from the earliest days of the current gen of VR headsets in 2016.

He is super passionate about gaming in general and enjoys both Halo and Skyrim.

In early 2018 he reached the top percentages of beat saber scores, and cracked the top percentages of Audica and Blaston players worldwide more recently.



Ryan Ouzounian

Co-founder, Treasurer and Chief Information Officer

Ryan has focused his career within the tech startup/small business arena that has been exploding within Utah. From being the fourth hire in MarketWare to joining an enterprise SaaS org, his experience has spanned different tech industries from healthcare and computerized maintenance management to enterprise Contact Center as a Service and virtual reality. Each step of the way searching for pain points within the business and developing solutions that stream-line internal processes, increasing team fluidity and profitability. Currently serving as COO and co-founder of Virtual Athletics League since August 2017.



Bobbi Alexandrova

Co-founder & Technical Advisor

Bobbi is a Technology Leader with over 24 years of experience in the field. She has experience in all levels of Engineering organization, starting as Software Engineer, Lead Developer, Engineering Manager and Director and most recently VP, Technology for Xplor Technologies. Bobbi has worked for both small and big organizations, including some of the most recognized technology companies in Utah - Fusion-io and Domo. She joined VAL in September 2019 and helped build VAL engineering team and deliver the current valvr.com features as well as OneArena game store.



Laurel Cuthbert

Director of Human Resources

Laurel has been with VAL since 2018, as a volunteer, then an intern hired as a generalist in 2019 which turned into an event coordinator, and now currently over HR for the entire company.

She has over +10 years of experience in customer relations working in the medical field, education, and entertainment industry, and 5 years in human resources while working at BambooHR and Virtualities Arcade.

Laurel is currently a Senior at Brigham Young University-Idaho getting her Human Relations degree with a minor in Social Media.



Jeff Brooks

Director of Marketing

A graduate of the Masters of Management program at the Ross School of Business at the University of Michigan, Jeff's interests lie at the intersection of business and entertainment. He's passionate about developing creative methods to generate momentum and viewership for projects in the entertainment industry. Essentially, If a talented individual or team has produced a great piece of content, he wants to make sure that people hear about it! In his current role as the Director of Marketing at the Virtual Athletics League, he accomplishes this goal by collaborating with influencers in the video game space to craft powerful marketing campaigns for titles in both the Virtual Reality, and traditional gaming industry. In this capacity, he's launched a game to the top ten of Steam best sellers, and done influencer work for legacy franchises such as Sam and Max, and Far Cry!



Addison Moreno

Director of Business Development

With 8+ years in Sales and Team Management, Addison has a diverse background working for the Atlanta Hawks of the NBA and in The IoT/ SaaS industry. Former companies he has done projects with include Google, Verizon, AT&T, and EVgo.

Addison is a VR enthusiast, Sport card collector, Fantasy Football savant and lover of all things Gaming. He graduated from the University of Mississippi with a degree in Broadcast Journalism and a Minor in English. He currently resides in Atlanta, Georgia.



Sam McArdle

Product Manager

With 10+ years of front-end development and product management experience, Sam has helped a variety of brands and companies build in the digital space. He has led teams in creating various products that create immersive experiences, community connections and valuable customer interactions for companies such as Coca-Cola, Comcast, McDonalds, BBCA and CNN. With extensive experience playing and competing in video games, Sam is overjoyed to be a part of the Virtualities team.



Nathan McColm

Developer Relations & Marketing Specialist

Nate McColm majored in Political Science from BYU-Idaho. Following a passion for journalism he then went on to work in news/talk radio for Bonneville Distribution, followed by several years spent at iHeartMedia. He joined VAL during their first big event, and has managed to become a key part of the company since then. A skilled coordinator, organizer, and broadcaster, Nate manages some of the most important details of the day-to-day operations at VAL. He's also been an avid gamer ever since the fateful day he first held the controller of his dad's old Atari back in the early 90's. He tells everyone it's in his blood, and he's shown that to be true time and again.



Matthew Strange

Software Engineer

Matthew is from the state of Utah where he pursued higher education in Software Development and now works as a full stack engineer at VAL. He worked on developing software at both Tesla and Walmart before coming to VAL to pursue a career in the VR industry. In his spare time he is an avid reader, lover of true-crime, and enjoys recreational volleyball.



Tabitha Gibbs

Manager of League Community and Broadcasting

Tabitha has an education and professional experience in robotics, but she has also has a lifelong passion for eSports. She got into the industry starting with the Meta Quest 2 launch, becoming a competitor, Moderator, and then Governor for VRML. She managed the Echo Arena, Onward, and Pavlov leagues, where she worked with players, developers, and sponsors to grow and advance the leagues. Her experience in managing moderator teams and production brought her to Virtual Athletics League, where she is excited to work with the team to set up new leagues and unite more players and games under the VAL name.



Nathan Harsono

Media & Broadcast Specialist

With 3+ years of experience, Nathan Harsono worked both in front and behind the cameras as production lead for all of Virtualities's live broadcasts. During which, he broadcasted some of VR's biggest titles such as Beat Saber, Walking Dead: Saints & Sinners, and Walkabout Minigolf. In the company's younger days, Nathan scaled the broadcast system from domestic to international viewing and boosted engagement by 24.4%.

As one of the team's creatives, Nathan curated much of the company's social media presence, increasing Facebook's organic follows by 51% and Twitter engagement to 2.7%. Nathan's also been a part of Virtualities's many partnerships such as Ubisoft's Far Cry brought alive in Zero Latency VR.



Spencer Bell

Finance Specialist

Former ecologist turned number cruncher, Spencer is responsible for managing VAL's books and helping to inform financial decision making. A relative newcomer to the world of VR, he makes sure to set aside plenty of time for "personal development" involving a certain headset.



Haylie Asher

TikTok Creator

Dedicated to promotional material through our community on TikTok, Haylie has grown the companies' account with focus on both the character of our company, as well as highlights to the many different games we work with. She also helps promote education and fitness through the platform and pushes for growth both during and after our League Tournaments.



Kaylene Yong

Graphic Designer

Kaylene received her bachelors in Graphic Design and Communication Arts from University of Wisconsin-Madison. She has produced a variety of graphics, from packaging and branding to social media and animation. Kaylene has designed branding for upcoming businesses as well as established organizations like Madison Museum of Contemporary Art and was the Social Media Coordinator for AIGA UW-Madison. Originally from Malaysia, she studied fine arts and design in both America and Italy to build a global perspective of design for communication. Now, Kaylene is taking her love for design and gaming into VAL as Graphic Designer.



Hala Louviere

Esports Specialist

Hala has joined our team to work on esports and social media as she finishes her English and Communication Studies degrees at Utah State University. She previously was a marketing intern for Bear Lake Community Health Centers. At USU, she has been a writing tutor and competitive player for the esports club. At VAL, Hala plans esports tournaments and leagues, focusing on bulding a regular community of players. She also manages our social media presence, focusing on growing our Twitter and Instagram engagement.



Shay Pritulsky

Creator & PR Specialist

Shay is a recent San Diego State University graduate with a BA in Journalism and Public Relations. Her expertise comes from public relations agency work and social media content creation and management. Through her work in social media, she has managed Instagram, Facebook, and Twitter accounts for multiple small businesses across Phoenix, AZ. She also interned at a top-rated public relations and advertising firm in Scottsdale, where she produced social media content, press releases, newsletters and blog posts. Shay also worked with Special Olympics International on a public relations campaign that made over 500,000 social media impressions and received media coverage in Forbes and Fox Sports Radio. At VAL, Shay is developing skills in influencer and game developer relations and planning Facebook, TikTok and Google ads campaigns.



SoulFoxGaming

Advisor/Creator

As a kid Fox fell in love with gaming after trying out Kirby 64. Ever since then his love for all things gaming has grown! He discovered VR in 2018 and purchased an Oculus Rift to try it out. When he put on that headset he had a mission in mind, to show what the virtual world has to offer through his own eyes! He decided on the name Soul Fox Gaming and started to pursue that goal with his YouTube channel. Since then he has gone on to share his love of VR through gameplays and comedy. He is always looking out for new experiences to showcase, while his main virtual home will always be in Rec Room.



tnybeats

Advisor/Creator

tnybeats is a VR Mixed Reality content creator from California. After earning a bachelors degree in Art and Photography, she travelled the U.S. executing green screen photo boots for interactive brand activations. Her Beat Saber Mixed Reality videos became a creative outlet for her interests in dance, gaming, and photography.



OtterWorldly

Advisor/Creator

A gamer from a young age, OtterWorldly is living the dream getting to combine her love of gaming, performing & creating into a career as a VR content creator. OtterWorldly started on YouTube in 2018, posting mixed reality Beat Saber videos after being inspired by SwanVR's viral 'Escape' video. Viewers were drawn to OtterWorldly's unique approach to the game, often playing challenging maps while dancing around (often in themed attire), and quickly OtterWorldly amassed a loyal following. While still enjoying & posting Beat Saber videos, OtterWorldly has expanded into covering all types of VR games, always focusing on having a good time & letting her positivity and enthusiasm for VR shine through!



TigressX

Advisor/Creator

TigressX is a virtual reality content creator who has been livestreaming on twitch for over 10 years. Her experience in livestreaming from her own studio led to her current role as Production Engineer at the tiktok studios. She has found recent success with Beat Saber content and other VR rhythm games and has worked with many brands such as GFUEL and Logitech, as well as Game Developers such as Ubisoft.



Hambone

Advisor/Creator

After 15 years of experience in both the music industry and content creation, Hambone is the full time lead producer and creative director of the VBunny Go brand (alongside his wife and best friend). He is determined to help creators (both big and small) develop themselves to achieve their goals and is willing to share a wide variety of knowledge ranging from video editing, marketing, branding, community building, thumbnail graphic design, audio (including recording, mixing and mastering), effective monetization strategies (Business models), streaming, advanced OBS techniques, analytics, and more.



Sam Tabor

Advisor/Creator

Sam is a YouTube creator that has been making content on the platform for 10 years now. His personal channel has 1.3 million subscribers and primarily focuses on skateboarding and funny everyday life hijinx, while his second channel is a comedy-based gaming channel with over 800,000 subscribers. Across all his social media pages including Instagram, Tiktok, Facebook, and Twitter, he makes funny content for all ages, with a balance of skateboarding, gaming, and funny shenanigans with friends.



Logan Theobald (LSToast)

Advisor/Creator

LSToast started out as a competitive Beat Saber player in 2018, occasionally making highlight videos for his top plays. After making a name for himself by winning tournaments and working his way up to rank #5 in the world, he was hired as a mixed reality technician and video editor at Splitverse, a studio that is focused on creating high-end virtual reality content. Using the skills he gained from the job, LSToast started making his own mixed reality videos and streaming in his spare time. These MR videos ended up going viral and skyrocketed his social media platforms to over 8 million combined followers. Although he mainly creates videos for Beat Saber, LSToast also plays other VR games like Boneworks, Pistolwhip and Nock.



FitProVR

Advisor/Creator

Ari from FitProVR is the go to authority for credentialed VR Fitness. Holding a Masters of Science in Exercise Physiology, a bachelors of science in Kinesiology, as well as a laundry list of personal and specialized fitness training certifications. Ari prides himself on bringing consumers a realistic and no-nonsense approach to fitness, mental health, and wellness practices while cutting through the fluff and pseudo-science that litters the fitness landscape. Ari is a former boxer and mma athlete so he is a great fit for the VAL team.



Jullian Slater (TechManJu)

Advisor/Creator

Jullian Slater AKA TechManJu is a Content creator based out of Miami. He has over 1 Million followers on Tiktok and he is an avid lover of Anime, Fitness, and Virtual Reality. The goal for his channel is to dive into the future and become the best versions of ourselves with VR gameplay videos and vlogs!



Matt - BMFVR

Advisor/Creator

BMF is a Virtual Reality/Oculus Quest YouTube content creator with over 200,000 subscribers.BMF is a lover of Jesus, Family, VR, Comic Books, and all things Technology.Whether it's game reviews,tips & tricks, first impressions, or even random thoughts on the Oculus Quest, you will find it on his channel.

Offering Summary

Company	Virtualities, Inc.
Corporate Address	Virtualities, Inc. C/O Kiln 26 S. Rio Grande St. St # 2072, Salt Lake City, UT 84101
Offering Minimum	$9,999.60
Offering Maximum	$1,059,598.80
Minimum Investment Amount (per investor)	$120.00

Terms

Offering Type	Equity
Security Name	Non-Voting Preferred Stock
Minimum Number of Shares Offered	8,333
Maximum Number of Shares Offered	882,999
Price per Share	$1.20
Pre-Money Valuation	$9,994,286.40

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Upon the conversion of any Non-Voting Preferred Stock sold in this offering to Common Stock (as defined in the Amended and Restated Certificate of Incorporation of Virtualities, Inc., as amended), Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Common Stock, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Common Stock. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount-Based:

$120+

Free Game - VR esports Fan

A free game from any of the games from our game store, listing on the VAL website, and access to our exclusive investor channel on discord.

$300+

Free Game and Exclusive Access - VR esports enthusiast

Two free games from any of the games from our game store, listing on the VAL website, and access to our exclusive investor channel on discord.

$500+

Free Game - VR esports recruit package

Three free games from any of the games from our game store, a VAL esports jersey, listing on the VAL website, and access to our exclusive investor channel on discord + alpha access to our tournament software.

$1000+

VR esports LAN pro package

Video call with CEO + 2% share bonus, LAN esports party invitation in Salt Lake City, a VAL esports jersey, listing on the VAL website, and access to our exclusive investor channel on discord + 3 free games from our game store + alpha access to our tournament software.

$5000+

VR esports LAN Champion Package

LAN esports party invitation in Salt Lake City + 5% share bonus, a Quest 2*, a custom VAL faceplate quest 2, a VAL esports jersey, listing on the VAL website, and access to our exclusive investor channel on discord, and $200 store credit on our game store + alpha access to our tournament software. *or equivalent purchase value amazon gift card depending on shipping/country/regulations.

$10000+

VR esports LAN VIP Package

2 days free hotel stay in Salt Lake City for VAL LAN esports party + 10% share bonus, A custom VAL faceplate for a quest 2, a Quest 2*, a VAL esports jersey, listing on the VAL website, and access to our exclusive investor channel on discord, and $250 store credit on our game store + alpha access to our tournament software. *or equivalent purchase value amazon gift card depending on shipping/country/regulations.

*All perks occur when the offering is completed.

**All physical shipped in the US only. In lieu of of international shipping of the quest 2, esports jerseys, and faceplate VAL will offer equivalent cash value Amazon Gift cards.

The 10% StartEngine Owners' Bonus

Virtualities, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.20 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one’s self, a friend or relative. Any expense labeled “Administrative Expenses” not strictly for administrative purposes. Any expense labeled “Travel and Entertainment”.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

VAL uprising - New VR content creator team

21 days ago

Hello friends!

Thank you to everyone who's invested in our campaign so far! Its meant a lot, and we are thrilled with the progress. We are also thrilled with the positive feedback and analysis.

Our team has our 1st exciting update! This happened on the day of launch, but is our newest initiative.

We recently unveiled VAL Uprising, a content creator team consisting of some of the largest names in VR. **These 11 creators** possess over **15 million followers combined**, and have totaled **over one billion views** across TikTok and YouTube. The advisors on this campaign are some of the best in the VR space as well.

By serving as the creator team for these talented individuals, we’ve opened up new opportunities which allows us to grow even more efficiently, while creating synergy with our esports events as well. Our goal for the creators is to help grow their careers, collabs, sponsor opportunities, and create an exclusive home for the best VR creators.

Feel free to check out our announcement video and get to know our new creator team below!

https://twitter.com/valvr_esports/status/1504857665305919490

END OF UPDATES

Comments (3 total)

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Brian B. 22 days ago
I'm definitely interested. I'm also very excited from a production standpoint because that will also mean finding ways to present this to an audience either at an arena in VR or IRL. Are there also job opportunities to create for this?

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Caleb N. 49 INVESTMENTS a month ago
What you guys are doing looks really solid. Great ecosystem, solid early traction, all around solid. The business model is incredibly smart and I love the addition of game sales and promotional things in combination of esports.

I wrote about it here, as I have a decent following in the EqCF space. Let me know what you think: https://medium.com/p/2b61366e34e2

↑ 1 View 1 reply

Varun G. 29 INVESTMENTS a month ago
What was the revenue for 2021 and projection for 2022?

↑ 3 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

From antiquity, people have crowned those who pushed themselves past the limits of what we previously thought possible. The earliest leagues emerged out of this very idea. As competitors proved their prowess, crowds began to form, and teams soon followed. Esports too has had its own journey. The earliest competitions were held on college campuses, in arcades, in LAN cafe's. Today, major esports tournaments attract more viewers than the World Series or NBA Finals, and fervent fan bases have arisen to support their favorite teams. Imagine taking all of that passion and combining it with the real life athleticism that has marked professional sports for generations. That's the world of VR esports. Games like Blaston represent a new form of athleticism that's only possible when digital worlds and real life movement collide. As VR headset adoption continues to rise, we're ready to usher the world of esports into the future.

This is the story of the Virtual Athletics League.

From our humble beginnings as a VR arcade running cool local tournaments, we've been crazy passionate about VR since day one, but we knew that the world of VR esports would extend well beyond a single arcade. After raising an accelerator amount of venture capital, we ran the world's first official Beat Saber tournament across 168 arcades, and 24 countries. Since the day we incorporated and started focusing on the league, we have done 870,000 dollars in revenue.

In 2020 people turned to digital alternatives like VR for esports and fitness. As that happened we pivoted away from the arcade entirely. We work now with people who own VR headsets at their homes and VR content creators. Because of that pivot, our growth is up dramatically. We have been super lucky to run events for over 50 VR studios and worked with major brands like Ubisoft, HTC, HP, and Facebook.

Our business model enables more events for players, and greater support for developers. We've generated over 14 million views for game developers through working with content creators on youtube and tiktok this year alone.

We are working on software that helps anyone, not just us, run their own tournaments worldwide. We've also launched our own VR focused game store called One Arena, which enables VR titles to break away from the clutter of the already existing established platforms.With the funding raised from this campaign, we'll be seeking to further improve our tournament software and game store.

We aim to win the space due to our early-mover's advantage and plethora of relationships in the industry that has prepared us to be ahead of the pack. 2021 has been our most profitable year to date, and the VR industry is experiencing rapid growth as headsets become both more affordable, and advanced. I invite you to join us on this journey, invest in VAL, invest in Virtual Reality, and I invite you to help us become the next great league of the future.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

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Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:01 PM 03/17/2022
FILED 03:01 PM 03/17/2022
SR 20221049443 - File Number 6699239

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF VIRTUALITIES, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Virtualities, Inc. a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Virtualities Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on Janaury 8, 2018.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Virtualities, Inc. (the "***Corporation***").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is THE COMPANY CORPORATION.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 10,000,000 shares of Common Stock, $0.00001 par value per share ("***Common Stock***"), and (ii) 1,059,601 shares of Preferred Stock, $0.00001 par value per share ("***Non-Voting Preferred Stock***"), all of which shall be designated "***Non-Voting Series Seed Preferred Stock***".

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Non-Voting Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (this "***Restated Certificate***") that relates solely to the terms of one or more outstanding series of Non-Voting Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Restated Certificate or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. NON-VOTING PREFERRED STOCK

The rights, preferences, powers, privileges and restrictions, qualifications and limitations granted to and imposed upon the Non-Voting Preferred Stock are as follows. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.1 Dividends. In any calendar year, the holders of outstanding shares of Non-Voting Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors of the Corporation (the "**Board**"), out of any assets at the time legally available therefor. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate) the holders of the Non-Voting Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Non-Voting Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Non-Voting Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Non-Voting Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Non-Voting Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Non-Voting Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest applicable Non-Voting Preferred Stock dividend. The applicable "***Original Issue Price***" means (a) $1.20 per share of Series Seed Preferred subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Non-Voting Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Non-Voting Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of each series of Non-Voting Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a *pari passu* basis among each other and before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the applicable Original Issue Price plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of the applicable series of Non-Voting Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amounts payable pursuant to this sentence are hereinafter referred to as the "***Liquidation Amount***"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Non-Voting Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Non-Voting Preferred Stock shall share ratably, on a *pari passu* basis, in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all applicable Liquidation Amounts required to be paid to the holders of shares of Non-Voting Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Non-Voting Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of at least a majority of the outstanding shares of Non-Voting Preferred Stock, voting exclusively and together as a single class on an as-converted basis (the "***Requisite Holders***"), elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation;

(b) the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Corporation's securities), of shares of the Corporation's capital stock if, after the closing of such transaction or series of related transactions, such person or group of affiliated persons would hold a majority, by voting power, of the capital stock of the Corporation (or the surviving or acquiring entity); or

(c) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation or (3) a single transaction or series of related transactions in which a third party pays the Corporation in exchange for a waiver, license, release or similar consideration in connection with the hiring of all or substantially all of the employees of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "***Merger Agreement***") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(c), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Non-Voting Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Non-Voting Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "***Available Proceeds***"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Non-Voting Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Non-Voting Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Non-Voting Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board, including the approval of any then-serving Series Seed Preferred Director (as defined below).

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "***Additional Consideration***"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "***Initial Consideration***") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. The Non-Voting Preferred Stock shall not be entitled to vote on any matter except as required by the DGCL. As to all matters for which voting by class is specifically required by the DGCL, each outstanding share of Non-Voting Series Seed Preferred Stock shall be entitled to one vote.

3.2 Election of Directors. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect one (1) directors of the Corporation (each, a "***Common Director***"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock, exclusively, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 3.2.

3.3 Proxy Voting Upon Conversion. On a conversion to Common Stock, each holder shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the holder, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the holder pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the holder is an individual, will survive the death, incompetency and disability of the holder and, so long as the holder is an entity, will survive the merger or reorganization of the holder or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

4. Optional Conversion.

The holders of Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Non-Voting Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "***Conversion Price***" shall initially be equal to $1.20 per share of Non-Voting Series Seed Preferred Stock and the rate at which shares of Non-Voting Preferred Stock may be converted into shares of Common Stock shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Non-Voting Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Non-Voting Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Non-Voting Preferred Stock shall be rounded down to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Non-Voting Preferred Stock to voluntarily convert shares of Non-Voting Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Non-Voting Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Non-Voting Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Non-Voting Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Non-Voting Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Non-Voting Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Non-Voting Preferred Stock represented by the surrendered certificate that were not converted into Common Stock and (ii) pay all declared but unpaid dividends on the shares of Non-Voting Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Non-Voting Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Non-Voting Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Non-Voting Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Non-Voting Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Non-Voting Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted applicable Conversion Price.

4.3.3 Effect of Conversion. All shares of Non-Voting Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Non-Voting Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Non-Voting Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Non-Voting Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Non-Voting Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Non-Voting Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

FIFTH: Subject to any additional vote required by this Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Tenth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Tenth (including, without limitation, each portion of any sentence of this Article Tenth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

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3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[**Remainder of Page Intentionally Left Blank**]

This Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on March 17th, 2022.

By: ___ DocuSigned by: Ryan Burningham
A3F48E93265A478

Ryan Burningham, President